April 28, 2011
By Electronic Submission
Mark P. Shuman
Branch Chief — Legal
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Juniper Networks, Inc. (the “Company”) Form 10-K for the Year Ended December 31, 2010 Filed February 25, 2011 File No. 001-34501
Dear Mr. Shuman:
     Enclosed please find our responses to the comments regarding the above-referenced filing provided by you in a letter to us dated April 14, 2011.
     All responses set forth below are keyed to the sequential numbering of your comments used in your letter. Your comments are in bold and italics and our responses are in regular type.
1.	We note that Verizon Communications, Inc. accounted for 10.6% of your total net revenues for fiscal year 2010 and that AT&T Inc. accounted for 10.4% of your total net revenues for fiscal year 2009. Please tell us the nature of the contractual arrangement(s) with these entities. For example, explain whether sales to either entity were pursuant to a supply agreement, an agreement imposing purchase obligations on the customer, or purchase orders provided at the discretion of the buyer. In future annual reports, consider discussing the nature of your contractual arrangements with principal customers including the material terms thereof.
As disclosed on pages 10 and 11 in the business section of our Annual Report on Form 10-K, the terms and conditions of our direct sale arrangements are governed either by customer purchase orders and our acknowledgment of those orders, or by purchase contracts. Each of Verizon Communications, Inc. and AT&T Inc. have historically made their purchases from the Company under contracts as well as by means of purchase orders not falling within the scope of an existing contract or by purchase orders containing transaction specific terms deviating from an existing contract. In addition, these customers also may make purchases of products through the Company’s resellers. The continuing direct contracts we have with AT&T Inc. and

Verizon Communications, Inc. set forth general commercial terms of sale and do not require these customers to purchase specified quantities of our products. All purchase orders are provided at the discretion of the customer. Accordingly, we do not view these agreements as material contracts. In future annual and quarterly reports, we will describe the nature of material contractual arrangements with greater than 10% customers.
2.	In your fourth quarter earnings call you discuss your intent to increase sales and marketing expenses as a percent of your revenue, with an objective of increasing your sales. In your response letter, please provide your views concerning whether the anticipated increases in sales and marketing expenses, are indicative of a known, material trend, particularly in the context of the recent decline in sales and marketing expenses as a percentage of revenues in 2010 compared to 2009.
In our fourth quarter earnings call, our Chief Executive Officer and Chief Financial Officer outlined the operating principles to guide the Company prospectively during fiscal year 2011. One of these operating principles was an intention to increase the Company’s sales and marketing investment as a percent of revenue during fiscal year 2011 with the intent to drive top line growth. Our management team also outlined their plan to make a corresponding decrease in research and development expenses as a percent of revenue during fiscal year 2011 as part of the Company’s long term model, which would result in total operating expenses staying constant as a percent of revenue for fiscal year 2011 and in line with Company’s long term model. The operating principles outlined by our management team represent forward-looking statements that are intended to describe the general direction of our operating priorities and objectives and, as in the case of all forward-looking statements, are subject to various factors that may cause the ultimate actual results to differ.
Whether or not sales and marketing expenses will actually increase as a percentage of our revenue in 2011 is dependent on both the timing and amount of any increased sales and marketing expenses and on the amount of the revenue in any particular period. For example, we increased sales and marketing expenses in 2010 over 2009 by 13%. However, due to the fact that revenue increased by a greater amount, sales and marketing expenses actually decreased as a percentage of revenue from 22.8% in 2009 to 20.9% in 2010. Our results for the first quarter of 2011 are now available and indicate that sales and marketing as a percentage of revenue increased to 22.4% from 21.7% in the fourth quarter of 2010. Although consistent with the direction described in our 2011 operating principles, we do not believe that a single quarter increase currently can be determined to constitute a known annual trend and a trend that is material because of the uncertainty with respect to the amount of expenditures to be made over the course of the year and the revenue to be realized in fiscal year 2011. However, we will continue to monitor and evaluate our sales and marketing expenses and revenue throughout fiscal year 2011, and we intend to discuss in our Quarterly Reports on Form 10-Q any known and material trends related to our business, including those related to our operating expenses, including our sales and marketing expenses.

We acknowledge that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you require additional information concerning this letter, please contact me at (408) 745-2384.

Sincerely,
/s/ Mitchell Gaynor
Mitchell Gaynor
Executive Vice President, General Counsel & Secretary Juniper Networks, Inc.